Bureau of Cannabis Control
(833) 768-5880

Adult-Use and Medicinal - Retailer License
Provisional
Storefront

LICENSE NO:
C10-0000506-LIC

VALID:
7/25/2019

LEGAL BUSINESS NAME:
ICANN LLC

EXPIRES:
7/24/2021

PREMISES:
3243 SACRAMENTO ST
BERKELEY, CA 94702-2738

Non-Transferable

Prominently display this license as required by Title 16 CCR § 5039

Scan to verify this license.

Valid:
7/25/2019

Expires:
7/24/2021

License No:
C10-0000506-LIC

Legal Business Name:
ICANN LLC

Premises Address:
3243 SACRAMENTO ST BERKELEY, CA 947022738

1. Use your smartphone camera to scan the QR code for licensing information.
2. If your camera doesn't have scanning functionality, you can look up a location at **CApotcheck.com** using license number C10-0000506-LIC.

BUREAU OF CANNABIS CONTROL